Digital Media Solutions, Inc.
4800 140th Avenue N., Suite 101
Clearwater, Florida 33762
(877) 236-8632

September 9, 2022

Via EDGAR

Securities and Exchange Commission (the “Commission”)
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

RE: Digital Media Solutions, Inc. Registration Statement on Form S-3 filed with the Commission on August 31, 2022 (File No. 333-267172), Post-Effective Amendment No. 4 to Registration Statement on Form S-1 on Form S-3, filed with the Commission on August 31, 2022 (File No. 333-240278), and Post-Effective Amendment No. 2 to Registration Statement on Form S-1 on Form S-3, filed with the Commission on August 31, 2022 (File No. 333-256518).

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Digital Media Solutions, Inc. hereby submits via Edgar its request for the acceleration of the effective date of the above-referenced Registration Statement on Form S-3 filed with the Commission on August 31, 2022 (File No. 333-267172), Post-Effective Amendment No. 4 to Registration Statement on Form S-1 on Form S-3, filed with the Commission on August 31, 2022 (File No. 333-240278), and Post-Effective Amendment No. 2 to Registration Statement on Form S-1 on Form S-3, filed with the Commission on August 31, 2022 (File No. 333-256518) so that they become effective at 4:30 P.M. on Tuesday, September 13, 2022, or as soon thereafter as reasonably practicable.

Yours truly,

Digital Media Solutions, Inc.

/s/ Anthony Saldana
Name:	Anthony Saldana
Title:	General Counsel, Executive Vice President of Legal & Compliance and Secretary

cc:	Jeremy L. Moore, Esq.
Baker & McKenzie LLP